

December 7, 2009

Mr. Frank T. Smith Jr.
Chief Financial Officer
Dune Energy, Inc.
Two Shell Plaza
777 Walker Street, Suite 2300
Houston, Texas 77002

> **Re: Dune Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 3, 2009**
> **Response letter dated November 18, 2009**
> **File No. 1-32497**

Dear Mr. Smith:

        We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties

Overview, page 2

1.   We have reviewed your response to prior comment five of our letter. Please tell us how much cumulative gas and water from the Tusc C reservoir the down dip well to the Comite No. 1 produced and the length of time the well produced from the Tusc C reservoir.   Also, tell us the name of the down dip well, how far down dip this well is from the Comite No. 1 and the distance between the two wells' surface location.

Supplemental Oil and Gas Information

Proved Reserves, page F-28

2.   We have reviewed your response to prior comment eight. We requested that you provide this information for each year reported which would include 2006 and 2007. You only provided the information for 2008.

3.   We have reviewed your response to prior comment nine. Please tell us why you believe the classification of 191 MBO at Welder Ranch and 11,625 MMCF of natural gas at Newark East as proved reserves was appropriate in view of the fact that these reserves were ultimately revised downward due to poor performance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                                Sincerely,

                                                Mark C. Shannon
                                                Branch Chief